UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Lake Shore Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

510700 10 7

(CUSIP Number)

Rachel A. Foley

Chief Financial Officer

125 East Fourth Street

Dunkirk, NY 14048-2226

(716) 366-4070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 510700 10 7	Page 2 of 7 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lake Shore, MHC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO - Acquired in corporate reorganization. — See response to Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,636,875
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 3,636,875
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,636,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 510700 10 7	Page 3 of 7 Pages

Item 1.	Security and Issuer

The securities as to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Lake Shore Bancorp, Inc., a federal corporation (the “Company”), whose principal executive office is located at 125 East Fourth Street Dunkirk, New York 14048.

Item 2.	Identity and Background

(a-c) This Schedule 13D is being filed by Lake Shore, MHC, a federally-chartered mutual holding company (the “MHC”). The MHC’s principal business is holding 55.0% of the Common Stock of the Company. The business address of the MHC is 125 East Fourth Street Dunkirk, New York 14048.

The following information is being provided with respect to each executive officer and director of the MHC (the “Insiders”).

Name	Principal Occupation or Employment

Sharon E. Brautigam	Director of the Bank, the Company and the MHC. Partner in the law firm of Brautigam & Brautigam, LLP.

Michael F. Brunecz	Chairman of the Board of Directors of the Bank, the Company and the MHC. President of an office furniture retailing and wholesaling company.

Reginald S. Corsi	Executive Vice President of the Bank, the Company and the MHC.

James P. Foley	Director of the Bank, the Company and the MHC. Dentist and retired commander of the U.S. Naval Reserve.

Rachel A. Foley	Chief Financial Officer of the Bank, the Company and the MHC.

David C. Mancuso	President, Chief Executive Officer and Director of the Bank, the Company and the MHC.

Beverley J. Mulkin	Secretary and Treasurer of the Bank, the Company and the MHC.

Thomas E. Reed	Director of the Bank, the Company and the MHC. Chairman of the board of directors of a heating and cooling products manufacturer.

Daniel P. Reininga	Vice Chairman of the Board of Directors of the Bank, the Company and the MHC. President of a real estate investment company.

Gary W. Winger	Director of the Bank, the Company and the MHC. Principal of a consulting firm for higher education.

CUSIP No. 510700 10 7	Page 4 of 7 Pages

Name	Principle Occupation or Employment

Nancy L. Yocum	Director of the Bank, the Company and the MHC. CPA and partner in the firm of Brumfield & Associates.

(d) During the past five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Insiders are U.S. citizens. The MHC is a federal corporation.

Item 3.	Source and Amount of Funds or Other Consideration

On April 3, 2006, Lake Shore Savings and Loan Association (the “Bank) reorganized from the mutual to mutual holding company structure in accordance with the Plan of Reorganization and Minority Stock Issuance, as amended and restated (the “Plan”). Pursuant to the Plan, the Bank converted to stock form and the Company and the MHC were established. In connection with the reorganization, the Issuer issued a total of 6,612,500 shares of Common Stock of which 3,636,875 shares were issued to the MHC in exchange for the MHC’s ownership of 100% of the Bank’s common stock. All purchases by Insiders were from personal funds.

Item 4.	Purpose of Transaction

The reorganization will afford the Bank greater operating flexibility to meet current and future business goals. The mutual holding company corporate structure will better position the Bank to compete with other financial institutions and to take advantage of business opportunities. By issuing only a minority of Company’s common stock to the public, the organization preserves its ability to remain an independent community-oriented organization.

Although the MHC and Insiders intend to exercise their rights as stockholders, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, by-laws, or

CUSIP No. 510700 10 7	Page 5 of 7 Pages

other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a-b) The MHC beneficially owns (with sole voting and dispositive power) an aggregate of 3,636,875 shares of Common Stock or 55.0% of the 6,612,500 shares of Common Stock issued and outstanding on April 3, 2006. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them, except as otherwise indicated. The following information is provided with respect to the Insiders as of April 3, 2006:

Name	Number of Shares Directly and Beneficially Owned	Percent of Outstanding Shares of Common Stock
Sharon E. Brautigam	655	(1)
Michael E. Brunecz	7,165(2)	(1)
Reginald S. Corsi	5,000(3)	(1)
James P. Foley, DDS	2,700	(1)
Rachel A. Foley	700	(1)
David C. Mancuso	10,100(4)	(1)
Beverley J. Mulkin	100	(1)
Thomas E. Reed	5,000(5)	(1)
Daniel P. Reininga	25,000(6)	(1)
Gary W. Winger	5,000(7)	(1)
Nancy L. Yocum	5,500(8)	(1)

(1)	Less than 1% of the total outstanding shares of Common Stock.
(2)	Includes 2,861 shares held in Mr. Brunecz’s Individual Retirement Account (“IRA”) and 1,654 shares held by Mr. Brunecz’s spouse.
(3)	These shares are held in Mr. Corsi’s IRA
(4)	Includes 10,000 shares held in Mr. Mancuso’s IRA.
(5)	Includes 1,000 shares held by Mr. Reed’s spouse.
(6)	Includes 15,000 shares held by trust, 900 shares held by Mr. Reininga’s spouse, 3,100 shares held by children of Mr. Reininga and 6,000 held by G.H. Graf Realty Corporation.
(7)	Includes 1,600 shares held in Mr. Winger’s IRA.
(8)	Includes 500 shares held by Ms. Yocum’s spouse.

CUSIP No. 510700 10 7	Page 6 of 7 Pages

(c) Not applicable.

(d) No person or entity other than the MHC has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the MHC’s Common Stock reported in this schedule.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.	Material Required to Be Filed as Exhibits

None.

CUSIP No. 510700 10 7	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAKE SHORE, MHC

By:	/s/ Rachel A. Foley
Rachel A. Foley Chief Financial Officer

April 13, 2006